UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement

On July 15, 2025, Mobile-health Network Solutions, a Cayman Islands company (the “Company”) entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”), pursuant to which the Company may sell from time to time, at its option, the Company’s Class A ordinary shares, par value US$0.000032 per share (“Class A Ordinary Shares”) through or to the Agent, as sales agent or principal. The issuance and sale, if any, of the Class A Ordinary Shares under the Sales Agreement will be pursuant to the Company’s registration statement on Form F-3 (File No. 333-288693) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2025 and are described in detail in the related base prospectus and sales agreement prospectus included as part of the Registration Statement. In accordance with the terms of the Sales Agreement, under the prospectus, the Company may offer and sell its Class A Ordinary Shares having an aggregate offering price of up to $300,000,000 from time to time through or to the Agent.

The sale, if any, of the Class A Ordinary Shares under the Sales Agreement will be made by any method permitted that is deemed to be an “at-the-market” equity offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the Nasdaq Capital Market or any other trading market for the Class A Ordinary Shares. Subject to the terms and conditions of the Sales Agreement, the Agent will use commercially reasonable efforts to sell the Class A Ordinary Shares from time to time, based on the Company’s instructions.

The compensation payable to the Agent as sales agent shall be 3.0% of the gross proceeds from each sale of the shares through or to the Agent pursuant to the Sales Agreement. In addition, the Company will reimburse the Agent for certain out-of-pocket costs and expenses incurred in connection with the Sales Agreement in an amount not to exceed $40,000 and up to an additional $20,000 per fiscal year for maintenance, and the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

The Company is not obligated to make any sales of Class A Ordinary Shares under the Sales Agreement. The Sales Agreement shall automatically terminate upon the earlier to occur of (i) issuance and sale of all of the Class A Ordinary Shares having an aggregate offering price of up to $300,000,000 to or through the Sales Agent and (ii) the expiration of the Registration Statement on the third anniversary of the initial effective date of the Registration Statement pursuant to Rule 415(a)(5) under the Securities Act, unless earlier terminated upon (a) the election of the Agent upon the occurrence of certain adverse events, (b) five days’ advance notice from the Company to the Agent or five days’ advance notice from the Agent to the Company or (c) otherwise by mutual agreement of the parties pursuant to the terms of the Sales Agreement.

The Sales Agreement is attached to this Current Report on Form 6-K as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the material terms of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the exhibit attached hereto.

The representations, warranties and covenants contained in the Sales Agreement were made solely for the benefit of the parties to the Sales Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Sales Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the Sales Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the Securities and Exchange Commission.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Class A Ordinary Shares discussed herein, nor shall there be any offer, solicitation, or sale of the Class A Ordinary Shares in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: July 17, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Sales Agreement dated July 15, 2025, by and between the Company and A.G.P./Alliance Global Partners

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